UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 25, 2021

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 25, 2021 ArcelorMittal issued the press releases attached hereto as Exhibit 99.1 and Exhibit 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 25, 2021, announcing the results of the invitation for offers to sell bonds for cash any and all of its 3.600% Notes due 2024, 6.125% Notes due 2025 and 4.550% Notes due 2026.

Exhibit 99.2
Press release dated June 25, 2021, reporting that ArcelorMittal has announced the results of the offer to purchase for cash outstanding EUR 500,000,000 0.950% Notes due 17 January 2023, EUR 750,000,000 1.000% Notes due 19 May 2023, EUR 1,000,000,000 2.250% Notes due 17 January 2024 and EUR 750,000,000 1.750% Notes due 19 November 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: June 25, 2021

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Group Secretary & Group Compliance & Data Protection Officer

(Signature Page to 6-K of Tender Results Press Releases)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 25, 2021, announcing the results of the invitation for offers to sell bonds for cash any and all of its 3.600% Notes due 2024, 6.125% Notes due 2025 and 4.550% Notes due 2026.

Exhibit 99.2
Press release dated June 25, 2021, reporting that ArcelorMittal has announced the results of the offer to purchase for cash outstanding EUR 500,000,000 0.950% Notes due 17 January 2023, EUR 750,000,000 1.000% Notes due 19 May 2023, EUR 1,000,000,000 2.250% Notes due 17 January 2024 and EUR 750,000,000 1.750% Notes due 19 November 2025.